THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *
Edward H. Weaver, Esq.**
Admitted only in California*
Admitted only in Utah**

July 15, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 6010
Attn: Perry Hindin

Re:	Gateway International Holdings, Inc.
Registration Statement on Form 10
Filed May 16, 2008
File No. 0-53265

Dear Mr. Hindin:

We herein provide the following responses to your comment letter dated June 12, 2008, regarding the above-listed form for Gateway International Holdings, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company will be filing a first amended Registration Statement on Form 10/A to address the comments (the “Amended Filing”).

Item 1. Business, page 1

1.	Explain why you are seeking to re-register under Section 12 to become a reporting company again.

The Company has provided the requested explanation on page 5 of the Amended Filing.

IRVINE OFFICE:	SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE	406 W. SOUTH JORDAN PARKWAY
IRVINE	SUITE 160
CALIFORNIA • 92618	SOUTH JORDAN
UTAH • 84095

(949) 635-1240 • Fax (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • Fax (801) 983-4958

Perry Hindin
July 15, 2008

The Enforcement Action, page 5

2.
We note your statement that reason for your failure to file the required reports was your “inability to obtain financial documentation from two companies [you] acquired in late 2002,” which “led to your auditors being unable to adequately review and audit [your] financial statements as required under the Exchange Act.” Please reconcile this statement with the Commission’s findings in the revocation proceeding, as set forth in the opinion issued on May 31, 2006.

The Company has reconciled this disclosure on page 4 of the Amended Filing.

The Remedial Measures, page 5

3.
Revise this disclosure to provide a more balanced discussion of the measures you have taken to remediate the issues that contributed to your violations of the requirement to file reports pursuant to Section 13(a) of the Exchange Act. For instance, your disclosure indicates that you have “undergone numerous changes to your management,” but we note that your current CFO is serving on a part-time interim basis since his resignation in 2007, and that he could terminate the arrangement under which he continues to serve with as little as five days’ notice. We also note that you currently do not have an audit committee. Please include a discussion of all of the relevant facts and circumstances surrounding the remedial measures undertaken since your registration was revoked in 2006. .

The Company has provided the requested disclosure on pages 4-5 of the Amended Filing.

4.
Revise your disclosure to provide a more specific, detailed discussion of the basis for your belief that the circumstances contributing to your previous violations of your reporting obligation will not occur in the future. For instance, describe in more detail the internal company procedures that have been put in place and the changes made in addition to those in personnel and your advisors.

The Company has provided the requested disclosure on page 5 of the Amended Filing.

Item 1A. Risk Factors, page 15

5.
We note you describe this risk in terms of the potential effect on your business and your stock price in the event you are delinquent in your filing requirement. Revise to reflect more fully any risks to investors of your being delinquent in your filings, in addition to the potential effect on your business and your stock price. Further, revise to explain more specifically how a potential delinquency could impact your business and your stock price, to help investors better evaluate this risk.

The Company has revised the disclosure on pages 15-16 of the Amended Filing.

6.
Revise the caption of this risk factor to ensure it reflects the risk that you discuss in the text. Currently, this subheading merely states a fact about your business. Succinctly state in your subheading the risk(s) that result from this fact or uncertainty.

The Company has revised the disclosure on page 15 of the Amended Filing.

Perry Hindin
July 15, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies, page 19

Revenue Recognition, page 19

7.
We note that you include revenue recognition as one of your critical accounting estimates. Your discussion herein does not discuss the nature of any estimates regarding the company’s revenue recognition. The disclosure merely repeats the policies from your significant accounting policies footnote without elaboration. Your disclosure should supplement, not duplicate, the description of your accounting policies that are already disclosed in the notes to the financial statements. Your discussion should present your analysis of the uncertainties involved in applying accounting principles, specifically address why your accounting estimates bear the risk of change, how you arrived at the estimates, whether that estimate is reasonably likely to change, etc. Please revise to address our concerns. We refer you to SEC Release No. 33,8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operation.

The Company has enhanced its disclosure on page 17 of the Amended Filing.

Results of Operations, page 22

Discontinued Operations, page 22

8.
We note that “during the year ended June 30, 2007 and the nine month period ended June 30, 2006, [you] recognized pre-tax losses from discontinued operations of $346,980 and $1,389,333.” Reconcile this with page F-21, which discloses loss for discontinued operations before income taxes of $273,810 and $1,421,639 for the year ended June 30, 2007 and nine month period ended June 30, 2006. Revise or advise.

The Company has reconciled its disclosure on page 19 of the Amended Filing.

Results of Operations for the Nine Months Ended March 31, 2008 and 2007, page 24

9.
We note that your financial statements reflect higher revenues due to “increases in sales from both the Precision Manufacturing and Machine Sales groups” where the “Precision Manufacturing group experienced increase in demand from Panasonic while the Machine Sales group had increases in sales volume for both new and used machines.” Under SAB Topic 13.B, “changes in revenue should not be evaluated solely in terms of volume and price changes, but should also include an analysis of the reasons and factors contributing to the increase or decrease.” Further, under FRC 501.04, you should include a discussion of the contribution of two or more factors identified as the causes for material changes and quantify those factors as necessary. As such, your MD&A should not only identify and quantify, to the extent practicable, the increase in sales prices and volume, but also should analyze those and any other significant reasons underlying the increases (including underlying offsetting decreases) when the reasons are also material. Revise MD&A as necessary to address our concern.

The Company’s Precision Manufacturing segment is a subcontractor. The Company is under confidentiality agreements with certain customers relating to the programs the parts are manufactured for. To the extent possible, the Company amended its disclosure to enhance its disclosure on page 21 of the Amended Filing.

Perry Hindin
July 15, 2008

10.
In this regard, where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that the 43% increase in selling, general and administrative, is “attributable to higher processional services, increase in personnel headcount and wages increases in facilities costs.” However, you do not quantify the impact of each of these factors. Revise your filing accordingly to address our concerns.

The Company has enhanced its disclosure on page 22 of the Amended Filing.

Liquidity and Capital Resources, page 27

11.
We note that you were not in compliance with your loan covenants as of March 31, 2008. We also note that your lender has given you the right to remedy this non-compliance. Please tell us and revise MD&A to discuss the specific impact the non-compliance has had on your operations and liquidity and your ability to remedy this covenant by the June 30, 2008 deadline. Revise MD&A to define all of the financial and other covenants that you are required to maintain under your loans and debt agreements and the company’s ability to comply with future debt covenants. Explain what would happen if you are unable to obtain a waiver or amendment from your lender on reasonable terms in the future. For example, discuss what kind of interest rate increases could be imposed, penalties, etc.

The Company has enhanced its disclosure on pages 24-25 of the Amended Filing.

Item 5. Directors and Executive Officers, page 32

Lawrence A. Consalvi, page 33

12.	Provide the information required under Item 401(f) of Regulation S-K with respect to Lawrence Consalvi.

The Company has included the required disclosure on page 29 of the Amended Filing.

Financial Statements, page F-1

13.
We note that while the first paragraph states that your auditors “have audited the accompanying consolidated balance sheet of Gateway International Holdings, Inc. and its subsidiaries (collectively “Gateway”) as of June 30, 2007 and 2006, it does not appear that they refer to the year ended June 30, 2006 in the third paragraph where they state only that in their opinion “the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gateway International Holdings, Inc. and subsidiaries as of June 30, 2007.” Please request your auditors to revise their opinion to state whether they believe the financial statements as of June 30, 2007 and June 30, 2006 present fairly, in all material respects, the financial position of the company.

Perry Hindin
July 15, 2008

Our auditors have included 2006 in their report on page F-1 of the Amended Filing.

Consolidated Balance Sheet, page F-2

14.	Please reconcile your issued and outstanding shares as of March 31, 2008 of 27,961,956 to page 41, which discloses 28,378,645 shares. Please revise or advise.

The Company has reevaluated its accounting for common stock issued to secure an outstanding note and determined such shares must be included as outstanding shares in its earnings per share computation. As such, the share and per share amounts have been amended.

Consolidated Statement of Operations, page F-3

15.
We note that you appear to have revenues from sales of products and services. If revenue from services is significant to total revenues, tell us your consideration of presenting these amounts, along with the related cost of sales and costs of services, separately on the face of this statement. Refer to the guidance Rules 5-03(b)(1) of Regulation S-X. Revise and advise.

Pursuant to Regulation S-X, Rule 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. The Company’s revenues from services are inconsequential in relation to both the total revenues generated from the Machine Sales group and on a consolidated basis. For the year ended June 30, 2007 and the nine month period ended June 30, 2006, service revenues represented 1.7% and 0.8% of sales within the Machine Sales group and 1.2% and 0.7% of consolidated sales. As a result of such amounts being inconsequential to the sales and gross margins of the segment and the consolidated amounts, the Company has not segregated this revenue stream.

Note 1. Organization and Business, page F-6

16.
We note that Gateway is a holding company that operates through various wholly owned subsidiaries. We also note that these subsidiaries are or were previously: Elite Machine; Eran Engineering, Inc.; All American CNC Sales; A-Line Capital Corporation; Gledhill/Lyons, Inc., d/b/a Accurate Technology; Spacecraft Machine Products, Inc.; ESK, Inc.; NuTech Industrial Sales, Inc.; Nelson Engineering; Bechler Cam and CNC Repos, Inc. Please respond to the following:

•
Describe any relationships between Gateway’s officers and shareholders and these entities. Explain how these relationships affected your accounting for the acquisitions. For example, tell us if you recorded the assets at fair value on the date of acquisition, or if you recorded the assets at their carrying value, and why. Revise your disclosures to comply with SFAS 57.

•	Tell us the amount of goodwill recorded as of each balance sheet date that related to each individual acquisition.
•
We note your disclosure on page 18, that you completed acquisitions where you were unable to obtain financial information and that you have since divested of those acquisitions. While you have discussed certain acquisitions and divestitures, it does not appear you have discussed others. Revise to disclose all acquisition and related disposition, your accounting for each or explain why you believe such disclosure is not necessary.

Perry Hindin
July 15, 2008

The following is a summary of Gateway’s acquisitions and any relationships between the acquired entity and Gateway’s officers’, directors and principal shareholders:
•	Elite Machine – Lawrence Consalvi, our current Executive Vice-President and a Director, was the principal shareholder of Elite Machine prior to the acquisition and reverse merger.
•	Eran Engineering, Inc. – No officers or shareholders of Gateway had any relationship with Eran Engineering, Inc. prior to the acquisition.
•	All American CNC Sales – Timothy Consalvi, Gateway’s Chief Executive Officer and a Director, and his spouse, were the sole shareholders of All American CNC Sales prior to the acquisition.
•	A-Line Capital Corporation – Formed by Gateway and was not an acquisition.
•
Gledhill/Lyons, Inc. – The son of Joseph Gledhill, one of Gateway’s principal shareholders and an officer and a Director, was one of the two principal shareholders of Gledhill/Lyons, Inc. prior to the acquisition.

•	ESK, Inc. – No officers or shareholders of Gateway had any relationship with ESK, Inc. prior to the acquisition.
•	NuTech Industrial Sales, Inc. - No officers or shareholders of Gateway had any relationship with NuTech Industrial Sales, Inc. prior to the acquisition.
•	Spacecraft Machine Products, Inc. - No officers or shareholders of Gateway had any relationship with Spacecraft Machine Products prior to the acquisition.
•	Nelson Engineering - No officers or shareholders of Gateway had any relationship with Nelson Engineering prior to the acquisition.
•	Bechler Cam - No officers or shareholders of Gateway had any relationship with Bechler Cam prior to the acquisition.
•	CNC Repos, Inc. - No officers or shareholders of Gateway had any relationship with CNC Repos, Inc. prior to the acquisition.

The assets of all acquisitions made by Gateway were recorded at their fair value at the date of acquisition in conformity with SFAS 141 with the exception of Elite Machine. Elite Machine used its carryover basis as it was deemed to be the acquirer in connection with its reverse merger into Gourmet Gifts. Relationships, if any between the principals of Gateway and the acquired companies were analyzed under SFAS 57 and had no affect on the valuation of assets acquired.

We have amended our disclosures on page F-15 to include the disclosure requirements for goodwill in accordance with paragraph 47 of SFAS 142.

Perry Hindin
July 15, 2008

Acquisition of All American CNC Sales, Inc., page F-7

17.
We note on page 41, that you issued additional shares on March 25, 2006 as additional earn-out related to All American and Spacecraft Machine Products. Tell us your accounting for these shares and the consideration given to EITF 95-8. Also, explain if you are obligated to make any future “earn-out” payments for All American, Spacecraft Machine or any other acquisition. Revise to expand your disclosures to more fully comply with the disclosure requirements of paragraph 13(a) and (b) of FIN 45.

The Company accounted for the achievement of the earn-out provision provided to the selling shareholders (Timothy and Kathie Consalvi) of All American during the fiscal year ended September 30, 2005 as an additional component of the original purchase price as prescribed by EITF 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”.

Pursuant to the Share Exchange Agreement, the selling shareholders were entitled to receive up to 500,000 (50% of the purchase price) based on the achievement of gross profit targets for two years following the acquisition. Continued employment was not required for Mr. Consalvi to receive the contingent consideration. Based on the historical profitability of All American, the probability of achieving these targets was high. In addition, shortly after the first measurement period in which Tim Consalvi achieved the earn-out provision, the board of directors issued the 250,000 earn-out shares and also issued the second tranche of the earn-out provision of an additional 250,000 shares of common stock although the gross profit target had not been achieved There were no restrictions or “clawback” provisions for the additional shares issued.

In connection with the earn-out shares granted to the selling shareholders of Spacecraft Machine Products, prior to the end of the first measurement period, the board of directors issued the additional shares of common stock subject to the earn-out provision to Mr. Levitt, although the earn-out criteria had not been achieved at that time. There were no restrictions or “clawback” provisions for the additional shares issued.

The Company has revised its disclosure on pages F-6 and F-7.

Spacecraft Machine Products, Inc.

18.
We note that you sold the assets of Spacecraft and folded the business into Accurate as of July 2005. We also note that you subsequently sold all the assets of Spacecraft Machine for $560,000. Tell us how you accounted for the sale of these assets. Explain if you retained any goodwill or intangibles on your financial statements as of June 30, 2006, related to Spacecraft. If so, please support why it was appropriate.

The Company’s sale of the tangible assets of Spacecraft Machine resulted from the combination to increase operational efficiencies into Accurate. The Company accounted for the sale of the tangible assets based on the difference between the net book value and the proceeds received. There were no discharges of liabilities and the underlying management stayed intact. As a result of the combination, the goodwill was retained and reported within Accurate’s financial statements. The goodwill for Spacecraft was not determined to be impaired as the revenues and cash flows were growing based on additional demand from a significant customer which was transferred to Accurate’s manufacturing facility. The goodwill was eliminated upon the sale of Accurate.

Perry Hindin
July 15, 2008

Divestitures of Previously Acquired Companies, page F-7

19.
We note that you entered into a share “re-exchange” agreement with the original shareholders of Nu-Tech and Accurate on March 23, 2007. We also note that the results of operations and cash flow have been eliminated as a result of the sale.” Please provide an overview of the terms of the March 2007 transactions between Gateway and Nu-Tech and Gateway and Accurate, respectively, and describe your accounting for your interests in Nu-Tech and Accurate beginning with the acquisition date and for each period through the actual date of disposal of those interests.

The Company has amended its disclosure on pages F-7 and F-8 of the Amended Filing to provide an overview of the general terms for each of the Accurate and Nu-Tech divestitures. The Company has also included the original purchase price allocation and related disclosures for each of these acquisitions in the Amended Filing.

20.	Describe any relationships between Gateway’s officers and shareholders and these entities. Revise your disclosures to comply with SFAS 57.

The Company has revised its disclosure on page F-7 of the Amended Filing to include the relationship between John Gledhill, a selling shareholder of Accurate Technologies, Inc. and Joseph Gledhill, the President of Eran and one of the Company’s Directors and an Executive Vice President.

21.
It appears from your statement of operations that you consider the sale of Nu-Tech and Accurate to constitute discontinued operations. If true, we would expect your balance sheet and statement of operations to be consistent with the requirements of SFAS 144, paragraphs 43-46, which requires separation of related assets and liabilities and results of the discontinued entities. Please revise or advise.

The sales of Accurate and Nu-Tech were both approved by the Company’s board of directors in February 2007. The sales of these entities were completed during the three month period ended March 31, 2007 which is prior to the Company’s fiscal year end of June 30, 2007. As a result, the balance sheet as of June 30, 2007 excludes the assets and liabilities. In accordance with SFAS 144’s disclosure requirements, prior period reclassification of the 2006 balance sheet information is not required.

22.
In this regard, revise your management’s discussion and analysis to discuss discontinued operations, separately from continuing operations. Refer to the guidance in Item 303 of Regulation S-K. The disclosure should also include disclosure of any known trends, event and uncertainties involving the discontinued operations that may materially affect your liquidity, financial condition and results of operations in the future.

The Company’s sale of Accurate and Nu-Tech were disposed of during the year ended June 30, 2007. The discussion of the results of operations and the loss from the sale of discontinued operation are excluded from the discussion of operating results of continued operations. There are no events or circumstances from the sale of these businesses that would affect future operating results, financial condition or liquidity. The buyers assumed all liabilities of these operations.

Perry Hindin
July 15, 2008

23.
We note that you sold Accurate for 12 million shares of common stock on March 23, 2007 and determined that those shares had a fair value of $6.9 million based upon “the trading price of your stock on the date of the transaction.” Pursuant to a Section 12(j) proceeding you were de-listed and your shares were no longer listed on any exchange as of May 31, 2006. Therefore, it does not appear that the company’s shares are trading on an active market. Please explain and revise your disclosure as appropriate. Also discuss how you determined the fair value of the shares. Cite any recent sales to unrelated third parties, if available, as part of your response. Please also revise your similar disclosure included in MD&A on page 22 as necessary.

Although the Section 12 (J) proceeding occurred during 2006, the Company’s common stock continued to be quoted on the Pink OTC Markets Inc. (“Pink Sheets”) dealer electronic quotation and trading system through approximately July 31, 2007. The quoted price for the Company’s common stock was $0.58 on the date of the disposition of Accurate. Since this marketplace provides an opportunity for third parties to buy and sell the Company’s common stock, management believes the quote price is representative of fair market value.

Based on the above, the Company believes its existing disclosure is adequate.

Note 2. Basis of Presentation and Significant Accounting Policies, page F-8

Goodwill and Other Intangible Assets, page F-10

24.
We note the disclosure on page 22 that during the period ended June 30, 2006 you recognized an impairment loss of $1.1 million related to goodwill based on estimated fair value of Accurate. However, we did not see any discussion regarding this impairment in your footnotes. Tell us when you determined the goodwill was impaired and how you included this impairment in your financial statements. Please revise to provide the disclosures required by paragraph 47 of SFAS 142.

The Company performed its annual goodwill impairment analysis for Accurate in connection with the audit of its financial statements as of and for the year ended June 30, 2006. The Company included the impairment charge of $1,100,000 in its Loss from Discontinued Operations during the nine month period ended June 30, 2006 as the business unit was sold in March 2007. The impairment analysis was performed prior to the decision by the Board of Directors of the Company to sell Accurate.

The Company amended its disclosure on Page F-7 to describe the factors contributing to the impairment and the additional disclosures required by SFAS 142.

Perry Hindin
July 15, 2008

Revenue Recognition, page F-11

25.
Please expand your disclosure to describe your revenue recognition policy in greater detail. For example, to the extent that the policy differs among customer categories (i.e., refurbished products, new products, etc.); make your disclosure product line specific. Details should also be provided to the extent that policy differs among the various marketing venues used by the company. Provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, or similar privileges and how these impact revenue recognition. Also provide a supplemental analysis that explains your revenue recognition practices and demonstrates that your policies are SAM 104 and SFAS 48 compliant.

The Company has expanded its disclosure on page F-12 within the Amended Filing.

The following is the Company’s analysis of its revenue recognition policy in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”) when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,
•	Delivery has occurred or services have been rendered,
•	The seller's price to the buyer is fixed or determinable, and
•	Collectibility is reasonably assured.

The sales within the Precision Manufacturing and Machine Tools groups do not contain multiple revenue-generating activities.

The following analysis set forth the revenue recognition practices under SAB 104.
•	Persuasive evidence of an arrangement exists,
•	Delivery has occurred or services have been rendered,
•	The seller's price to the buyer is fixed or determinable, and
•	Collectibility is reasonably assured.

SAB 104 Criteria	Precision Manufacturing	Machine Tools
Persuasive evidence of an arrangement exists	Customer and company negotiates pricing, customer engineering specifications, delivery dates and shipping terms. Customer purchase order is obtained and accepted.
Customer and company negotiates pricing, type of machine, estimated delivery dates and shipping terms. Customer purchase order is obtained and accepted. Customer is also required to accept in writing, the company’s standard terms and conditions.

Delivery has occurred or services have been rendered
The shipping terms are FOB shipping point. Legal title transfers upon shipment of the products which is when the shipping company takes possession of the goods. Formal customer sign off is not required.

The shipping terms are FOB shipping point. Legal title transfers upon shipment of the products which is when the shipping company takes possession of the goods. The Company’s post-sale obligations in certain instances consist of leveling of the machine which is inconsequential.

Formal customer sign off is not required.

Perry Hindin
July 15, 2008

The seller's price to the buyer is fixed or determinable	Company accepts the customer’s purchase order.	Company accepts the customer’s purchase order and the customer agrees to the Company’s terms and conditions.

Collectibility is reasonably assured	The Company has long-standing relationships with its customers. Its historical bad debt expense have been inconsequential and within management’s expectations.	The Company has long-standing relationships with its customers. Its historical bad debt expense have been inconsequential and within management’s expectations.

The Company does not grant return rights on parts sold by its Precision Manufacturing group or CNC machines sold by its Machine Tools group as prescribed by SFAS No. 48 “Revenue Recognition When Right of Return Exists.

26.
In this regard, we note that All American is a re-seller of new machines and that you only purchase a new machine when you have a firm order from a customer. We also note that the original manufacturer is responsible for any problems or issues with the machine, since they are under a manufacturers warranty and they (the manufacturer) normally installs the equipment. Please confirm that you record these sales on a net basis versus a gross basis. Refer to the guidance in EITF 99-19, paragraphs 7-17 to support your presentation.

All American records its revenues on a gross basis as prescribed by EITF 99-19. The following analysis supports the company’s accounting and application of EITF 99-19.

Paragraph No.	Company’s Position	Criteria Met (Yes or No)
7. The company is the primary obligor in the arrangement
All American is the primary obligor and is responsible to its customer for procuring, arranging transportation and performing installation services. All American has a direct relationship with its customers and is responsible for fulfillment of its customers’ orders. The acceptance of the order is based on each customer’s acceptance of All American’s terms and conditions in the form of a written sales contract.
Yes

8. The company has general inventory risk (before customer order is placed or upon customer return)
All American has general inventory risk. It enters into purchase contracts with its equipment suppliers. General inventory risk transfers to All American when the manufacturer places the machine with the transportation company (shipping terms are FOB shipping point), which is selected and paid for by All American. No return rights exist. In the event a customer order is cancelled does not have the right to return the equipment to the manufacturer. All American generally has one to two machines it holds in inventory for resale.
Yes

Perry Hindin
July 15, 2008

9. The company has latitude in establishing price
All American has latitude with establishing the price it charges to its customers. The revenue and gross margin per machine is variable based on the cost of the machine from the manufacturer and the price charged by All American to its customers.
Yes

10. The company changes the product or performs part of the service	All American does not physically change the machines, however, does perform installation and post-sale service and repairs.	No

11. The company has discretion in supplier selection	All American has multiple representation contracts with equipment manufacturers.	Yes

12. The company is involved in the determination of product or service specifications	All American assists its customers with the determination of the machine best suited for their requirements. The customer makes its decision based upon the information provided by All American.	Yes

13. The company has physical loss inventory risk (after customer order or during shipping)-
The shipping terms for equipment purchased by All American are F.O.B. shipping point and is arranged for and paid by All American. Physical loss inventory risk exists as All American takes title to the equipment once it has been picked up by the transportation company for shipment to the location specified by All American.
Yes

14. The company has credit risk
All American bears the credit risk and is solely responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is collected.
Yes

Perry Hindin
July 15, 2008

27.
Further, we note that Elite Machines is a re-seller of pre-owned used machines and that you normally sell these products “as is” or with a third party warranty. Please explain your revenue recognition for these re-sales of pre-owned machines. Specifically, explain if you record these sales on a gross or net basis. Support that your presentation complies with EITF 99-19.

Elite records its revenues on a gross basis as prescribed by EITF 99-19. The following analysis supports the company’s accounting and application of EIFT 99-19

Paragraph No.	Company’s Position	Criteria Met (Yes or No)
7. The company is the primary obligor in the arrangement
Elite is the primary obligor and is responsible to its customer for pricing, procuring and arranging transportation services for machine sold. Elite has a direct relationship with its customers and its network of companies desiring to sell their idle equipment and is responsible for fulfillment of its customers’ orders.
Yes

8. The company has general inventory risk (before customer order is placed or upon customer return)
Elite has general inventory risk. It enters into purchase contracts with its network on companies with used equipment with sale terms of “AS IS WHERE IS”. Elite generally upon receipt of the equipment into its warehouse, performs refurbishment services (parts replacement, cleaning, service, etc.). General inventory risk transfers to Elite when it places the machine purchased with the transportation company (shipping terms are FOB shipping point), which is selected and paid for by Elite. Upon the transfer of title to Elite, Elite does not have a right of return. In the event a customer order is cancelled does not have the right to return the equipment to the seller. At all times, Elite carries numerous machines it purchases, refurbishes, then holds them for resale.
Yes

9. The company has latitude in establishing price
Elite establishes the price it charges to its customers. The revenue and gross margin per machine is variable based on the cost of the machine (including refurbishment costs incurred) and the price charged by Elite to its customers.
Yes

10. The company changes the product or performs part of the service	Generally, Elite physically changes the machines through its refurbishment services.	Yes

11. The company has discretion in supplier selection	Elite has a network of companies it procures machines from.	Yes

12. The company is involved in the determination of product or service specifications
Elite assists its customers with the determination of the machine best suited for their requirements, then makes a recommendation, based on the existing inventory held. In the event Elite does not have the equipment inventory, it will generally lose the sale.
Yes

Perry Hindin
July 15, 2008

13. The company has physical loss inventory risk (after customer order or during shipping)-
The shipping terms for equipment purchased by Elite are F.O.B. shipping point and is arranged for and paid by Elite. Physical loss inventory risk exists as Elite takes title to the equipment once it has been picked up by the transportation company for shipment to the location specified by Elite.
Yes

14. The company has credit risk	Elite bears the credit risk and is solely responsible for collecting the sales price from a customer.	Yes

28.
Finally, we note that Eran Engineering manufactures and assembles precision parts and systems for manufacturers. Revise to disclose your accounting policies with respect to revenue recognition for these products in greater detail as well.

The Company has enhanced its disclosure on page F-12 of the Amended Filing.

Net Loss per Share, page F-11

29.	Please clarify why your calculation of net loss per share excludes shares issued as security for a note payable. We refer you to paragraphs 8-10 of SFAS 128.

The Company has reevaluated its accounting for common stock issued to secure an outstanding note and determined such shares must be included as outstanding shares in its earnings per share computation. All share and per share amounts have been amended in the Amended Filing.

Note 3. Acquisition, page F-12

30.	We note that you acquired CNC Repos, Inc. on October 16, 2007 for an aggregate purchase price of $440,000 in exchange for 1,000,000 shares of your common stock. Please respond to the following:
•
We note that the fair value of your common shares used to compute the purchase prices was $.42 per share and this was based on trading prices prior to the delisting of the company’s shares. Tell us and revise your discussion to disclose whether management believes this price represented the current fair value of the company’s shares at the date of acquisition. In addition, please tell about any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination.

•
In this regard, we note your disclosure refers to delisting of the company’s shares during 2007. However, your disclosure on page 5 states your shares were de-listed following your appeal on May 31, 2006. Please revise or advise.

Perry Hindin
July 15, 2008

•
It appears that this acquisition is significant to the company. Please provide us with your assessment of significance as set forth under Rule 1-02(w) for this acquisition and advise us as to whether you have filed these financial statements and any required pro forma information, as required by Rule ?-05 and Rule 1-02(w) of Regulation S-X.

•	Describe any relationships between Gateway’s officers and shareholders and this entity.
•	Revise to explain how you determined the amount allocated to the deferred tax liability since it is a significant component of the allocation of the purchase price.
•
We note your disclosure that the purchase price has been allocated to tangible and intangible net assets, however, it does not appear that you have allocated any amount to tangible assets. Please tell us if you acquired any tangible assets of CNC Repos. Revise to clarify.

Management believes the price per share of common stock assigned to the purchase price of CNC Repos, Inc. provides a reasonable estimation of the fair value of the Company’s common stock. The value assigned was based on (1) last trading price of the Company’s common stock as quoted on the Pink Sheets (see the Company’s response the Commission’s comment #23), (2) an evaluation of the fundamental financial and operating performance of the Company from the date of the CNC Repos acquisition on October 16, 2007 and the last trading price of the common stock on or about July 31, 2007, and (3) discussions with third parties business brokers and investment bankers pertaining to a possible sale of the Company, which did not occur. From the date of the removal of the Company’s common stock from the Pink Sheets to the date of acquisition of CNC Repos, the Company did not consummate any equity transactions.

As discussed in the Company’s response the Commission’s comment # 23, the Company’s common stock continued to be quoted on the Pink Sheets through approximately July 31, 2007.

The Company did not acquire any tangible assets from CNC Repos. We believe our existing disclosure of the components of the aggregate purchase price clearly described all of the assets and liabilities of the purchase price.

There were no relationships or related party interest in the acquisition of CNC Repos.

We have amended our disclosure to describe the computation of the deferred tax liability.

The Company evaluated where the acquisition of CNC Repos was considered significant in accordance with Rule 1-02 (w) of Regulation S-X and determined it was not significant. See Exhibit 1 for the Company’s analysis.

Perry Hindin
July 15, 2008

Note 4. Inventories, page F-13

31.
We note that you categorize certain inventory as “finished goods, excluding machinery ready for sale” and other inventory as “machinery ready for sale.” Please tell us and revise your disclosure to explain these two categories, including how they differ.

We have revised our disclosure on page F-14 to re-label “Finished goods, excluding machinery ready for sale” to “Finished components and parts”. These items consist of manufactured parts from our Precision Manufacturing segment and finished parts purchased by our Machine Sales group for repair work performed for third parties.

We have also relabeled “Machinery ready for sale” to “CNC machinery held for sale”. This category consists of new and used machines purchases from equipment manufacturers and manufacturing businesses.

Note 6. Property and Equipment, page F-13

32.	We note that you completed the sale of your manufacturing facility for proceeds of $2,017,000. Please revise this footnote to clarify what was sold.

The Company has amended its disclosure on page F-15 of the Amended Filing.

Note 13. Commitments and Contingencies, page F-17

33.
We note on page 7 that approximately 80% of your Elite Machines’ customers are under some type of warranty with the company. Please revise to provide the disclosures required by paragraph 14 of FIN 45, or tell us why such disclosure is not necessary.

The Company added a disclosure of warranties, pursuant to FIN 45. See page F-18 of the Amended Filing.

Note 15. Income Tax, page F-18

34.
Revise to include the required disclosures as of March 31, 2008. Also, provide enhanced discussion of the reasons why you believe at this time that realization of the deferred tax assets is more likely than not given your lack of history of profitability. Refer to the guidance provided in paragraphs 20-25 of SFAS 109.

The Company enhanced its disclosure on pages F-20 and F-21 to include its analysis to support the future utilization of its deferred tax assets. Furthermore, the Company believes, based on its projected fiscal 2008 operating results and its fiscal 2007 Operating Income and Income from Continuing Operations, before Discontinued Operations of $1,470,215 and $1,862,419, respectively, the Deferred Tax Assets resulting from net operating loss carryforwards will be fully utilized in future periods.

Note 17. Segments and Geographic Information, page F-20

35.
Your columns for Discontinued Operations do not reconcile to the disclosure in Note 18. Specifically, please tell us if your recorded revenues related to the discontinued operations incurred any depreciation expense, etc. If so, include these amounts in your segment disclosures or tell us why you believe your presentation is appropriate.

The Company reviewed its columnar presentation for its segment information and believes the presentation of Discontinued Operations is correct. The Discontinued Operations in Note 17 on page F-23 are presented before income taxes, whereas the Discontinued Operations information in Note 18 includes before and after income tax amounts.

Perry Hindin
July 15, 2008

The Company has not included the results of operations from Discontinued Operations within the amounts reported within the Machine Sales and Precision Manufacturing segment disclosures.

36.
In this regard, it does not appear that you have presented your tables consistently for each period presented. For example, we see that you included amounts related to discontinued operations income (loss) before taxes) for the year ended June 30, 2007, but did not include a comparable amount in your tabular disclosure for the nine months ended March 31, 2007. Please revise or advise.

The Company has amended its disclosure on page F-23 of the Amended Filing for the nine months ended March 31, 2007 to include the loss from discontinued operations for Accurate and Nu-Tech.

Note 18. Discontinued Operations, page F-20

37.
We note that you included a condensed balance sheet of Accurate and Nu-Tech as of June 30, 2007. Please clarify your disclosure, which states “that these balances are included in the Company’s consolidated balance sheet as of June 30, 2007.” Reconcile this with the following sentence which states, “the consolidated balance sheet as of and subsequent to March 31, 2007 exclude Accurate and Nu-Tech as they the company disposed of prior to this date.” Please revise or advise.

The Company revised its disclosure on page F-23 of the Amended Filing to include the combined, condensed balance sheets of Accurate and Nu-Tech as of the date of the respective sales which occurred with the same quarter end.

Index to Exhibits, page 44

38.
We note your exhibit index indicates that you filed the employment agreement with Lawrence Consalvi as Exhibit 10.6, but it appears that the exhibit actually filed was a duplicate of Exhibit 10.4, your agreement with Timothy Consalvi. Please file the employment agreement with Lawrence Consalvi.

In the Amended Filing the Company properly filed Lawrence Consalvi’s employment agreement as Exhibit 10.6.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Perry Hindin
July 15, 2008

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

Perry Hindin
July 15, 2008

EXHIBIT 1

The Company evaluated where the acquisition of CNC Repos was considered significant in accordance with Rule 1-02 (w) of Regulation S-X. Its analysis is as follows:

SIGNIFICANT SUBSIDIARY TEST - REGULATION S-X Rule 1-02 (w)

(1) The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed business combination to be accounted for as a pooling of interests, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 10 percent of its total common shares outstanding at the date the combination is initiated); or

Gateway's consolidated assets at 6/30/07		$6,591,526
Purchase price
Shares	1,000,000
Last price of stock	$0.42
		$420,000
Test
10% of Gateway's assets		$659,153
Significant Investment Test Met ?		NO

(2) The registrant's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year;

Gateway's consolidated assets at 6/30/07	$6,591,526
CNC Repos assets at 12/31/06	$120,689

Test
10% of Gateway's assets	$659,153
Significant Asset Test Met ?	NO

(3) The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

Gateway income from continuing operations	$1,862,419
CNC Repos income from continuing operations	$(57,382)

Test
10% of Gateway's net income from continuing op	$186,242
Significant Asset Test Met ?	NO

Computational note: For purposes of making the prescribed income test the following guidance should be applied:

1. When a loss has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary should be excluded from the income of the registrant and its subsidiaries consolidated for purposes of the computation.

2. If income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.

3. Where the test involves combined entities, as in the case of determining whether summarized financial data should be presented, entities reporting losses shall not be aggregated with entities reporting income.